EXHIBIT 12

STATEMENTS REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
APPEARING IN QUARTERLY REPORT ON FORM 10-Q

	For the Three Months Ended
	March 31,
(Dollars in thousands)	2011	2010
Excluding Interest on Deposits:

Earnings:
Income before income taxes	$2,360	$1,425
Fixed charges (excluding preferred stock dividends)	1,914	2,947
Total earnings	4,274	4,372
Fixed charges:
Interest expense (excluding deposit interest)	1,837	2,872
Rent expense interest factor (1)	77	75
Preferred stock dividends (2)	523	513
Total fixed charges (excluding deposit interest)	2,437	3,460

Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits	1.75	1.26

Including Interest on Deposits:
Earnings:
Income before income taxes	$2,360	$1,425
Fixed charges (excluding preferred stock dividends)	5,899	8,091
Total earnings	8,259	9,516

Fixed charges:
Interest expense (including deposit interest)	5,822	8,016
Rent expense interest factor (1)	77	75
Preferred stock dividends (2)	523	513
Total fixed charges (including deposit interest)	6,422	8,604

Ratio of Earnings to Fixed Charges,
Including Interest on Deposits	1.29	1.11

(1)	Represents one-third of gross rental expense, which management believes is representative of the interest factor.

(2)	Represents the dividends accrued on the Series A Preferred Shares during the period.